April 25, 2022
VIA EDGAR AND EMAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Victor Rivera Melendez
Office of Real Estate & Construction

Jeffrey Gabor
Office of Real Estate & Construction

	Re:	W. P. Carey Inc.
Registration Statement on Form S-4
File No. 333-264120
Request for Acceleration
Dear Messrs. Melendez and Gabor:
In accordance with Rule 461 under the Securities Act of 1933, as amended, W. P. Carey Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4, as amended, be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on April 27, 2022, or as soon thereafter as is practicable. The Company also hereby authorizes Christopher P. Giordano of DLA Piper LLP (US) to orally modify or withdraw this request for acceleration.
We request that we be notified of such effectiveness by a telephone call to Christopher P. Giordano of DLA Piper LLP (US) at (212) 335-4522 and that such effectiveness also be confirmed in writing.
[signature page follows]

Very truly yours,

W. P. Carey Inc.

By:	/s/ Jason E. Fox
Name:	Jason E. Fox
Title:	Chief Executive Officer

cc:	Sapna Sanagavarapu
W. P. Carey Inc.

Christopher P. Giordano
DLA Piper LLP (US)

Jon Venick
DLA Piper LLP (US)

Kathleen L. Werner
Clifford Chance US LLP